SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

Eric S. Eissenstat

Senior Vice President, General Counsel and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 pages)

(1)	Name of reporting person HAROLD G. HAMM
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 126,196,166
	(8)	Shared voting power 0
	(9)	Sole dispositive power 126,196,166
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 126,196,166
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 68.2%
(14)	Type of reporting person IN

Item 1.	Security and Issuer.

This Schedule 13D relates to common stock par value $0.01 of Continental Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 20 N. Broadway, Oklahoma City, Oklahoma 73102.

Item 2.	Identity and Background.

(a)	The name of the person filing this Statement is Harold G. Hamm.

(b)	The business address of Harold G. Hamm is 20 N. Broadway, Oklahoma City, Oklahoma 73102.

(c)	Harold G. Hamm is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer and is the trustee and sole beneficiary of the Revocable Inter Vivos Trust of Harold G. Hamm (the “Trust”).

(d)	Harold G. Hamm, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Harold G. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Harold G. Hamm is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 27, 2012, the Issuer entered into a Reorganization and Purchase and Sale Agreement (the “Agreement”) with Wheatland Oil Inc. (“Wheatland”), and the shareholders of Wheatland. The Agreement provides for the acquisition by the Issuer of all of Wheatland’s right, title and interest in and to certain crude oil and natural gas properties and related assets in the States of Mississippi, Montana, North Dakota and Oklahoma (the “Assets”) and the assumption of certain liabilities related thereto for a purchase price of approximately $313,292,574 payable in shares of common stock of the Issuer, subject to certain post-closing adjustments. Wheatland is owned 75% by the Trust and 25% by Jeffrey B. Hume, the Vice Chairman of Strategic Growth Initiatives of the Issuer. Pursuant to the closing of the transactions contemplated by the Agreement on August 13, 2012, Harold G. Hamm acquired 2,937,118 shares of common stock of the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the transaction set forth in the Agreement was to allow the Issuer to acquire the Assets in exchange for shares of common stock of the Issuer.

Mr. Hamm may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers.

As of the date of this Amendment No. 2 to Schedule 13D and except as disclosed herein, Mr. Hamm does not have any plans or proposals which relate to or would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	Harold G. Hamm beneficially owns 126,196,166 shares of common stock, or 68.2% of the outstanding common stock. Mr. Hamm holds 126,002,826 shares through the Trust, for which he is the trustee and sole beneficiary, and 68,000, 67,000 and 58,340 shares of restricted common stock which vest on October 5, 2012, November 15, 2013 and November 15, 2014, respectively.

(b)	Harold G. Hamm has sole voting and dispositive power with respect to 126,196,166 shares of common stock.

(c)	Except as described above, Harold G. Hamm has not engaged in transactions with respect to the Issuer’s common stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares owned by Harold G. Hamm as reported on this Amendment No. 2 to Schedule 13D are subject to any margin or pledge arrangement.

Item 7.	Material to Be Filed as Exhibits.

There are no materials required to be filed as exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: August 17, 2012	By:	/s/ Harold G. Hamm
Harold G. Hamm